Stradley Ronon Stevens & Young, LLP

Suite 2600

2005 Market Street

Philadelphia, PA 19103-7018

Telephone 215.564.8000

Fax 215.564.8120

www.stradley.com

Don E. Felice

dfelice@stradley.com

(215) 564-8794

October 22, 2024

Ms. Samantha Brutlag

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	HC Capital Trust (“Registrant”) File Nos.: 33-87762 and 811-08918 Post Effective Amendment No. 100

Dear Ms. Brutlag:

This correspondence is being provided to you in response to your comments (“Staff Comments”) communicated during our conversation of October 10, 2024 with respect to Post-Effective Amendment No. 100 to Registrant’s Registration Statement filed on August 28, 2024.

For your convenience, we have summarized our understanding of the Staff Comments in bold typeface and set forth our response in the following italicized text.

1.	You requested that the Registrant provide you with the completed updated fee and expense tables at least one week prior to effectiveness.

Response:	The completed updated fee and expense tables have been provided under separate cover.

2.	You indicated that some Portfolios did not include an appropriate Broad-Based Index in their Tailored Shareholder Reports (“TSRs”).

October 22, 2024

Response:	Each Portfolio has added an appropriate Broad-Based Index to its performance disclosure and such indices were included in the prospectus as filed. Due to an oversight, some of these additional indices were omitted from the TSRs. They will be included in all TSRs going forward.

3.	You noted that the Trust’s website did not include the most recent 1st and 3rd quarter holdings as required.

Response:	Going forward, the Trust’s website will be updated to include the noted information as it is filed on Form N-PORT.

4.	You requested that a parenthetical with The U.S. Equity Portfolio’s former name be included on page 2 of the prospectus.

Response:	The disclosure will be revised as requested.

5.	You requested that all Portfolios that had a turnover rate of over 100% for the prior year include “High Turnover Risk” as a principal risk.

Response:	Registrant respectfully notes that none of the Trust’s Portfolios has experienced a turnover rate exceeding 100% in any of the past three fiscal years.

Very truly yours,

Don E. Felice